GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via Edgar

October 27, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention:	Dillon Hagius

Re:	Redwoods Acquisition Corp.

Form 14A (Preliminary Proxy Statement)

Filed on October 16, 2023

Supplemental Response Letter to Oral Comments received on October 24, 2023

Dear Mr. Hagius:

This letter is being furnished in response to the oral comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) issued on October 24, 2023 (the “Staff Comments”) with respect to the preliminary proxy statement filed with the Commission on October 16, 2023 (the “Preliminary Proxy Statement”) of Redwoods Acquisition Corp. (the “Company”).

In response to the Staff’s Comments, the Company will replace the risk factor entitled “If we were deemed to be an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”), we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To avoid that result, on or shortly prior to the 24-month anniversary of the effective date of the registration statement relating to our initial public offering, we will liquidate the securities held in the trust account and instead hold all funds in the trust account in an interest bearing bank demand deposit account, which may earn less interest than we otherwise would have if the trust account had remained invested in U.S. government securities or money market funds” on page 2 of the Preliminary Proxy Statement with the below risk factor in the Company’s definitive proxy statement:

If we were deemed to be an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”), we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company.

As of the date hereof, substantially all of the assets held in the Trust Account are held in money market funds, which primarily invest in U.S. Treasury Bills. There is currently uncertainty concerning the applicability of the Investment Company Act to a special purpose acquisition company (“SPAC”) and we may in the future be subject to a claim that we have been operating as an unregistered investment company. If we are deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate. If we are required to liquidate, our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants and rights would expire worthless.

The longer that the funds in the trust account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. Notwithstanding the foregoing, we intend to keep the funds in the Trust Account invested in money market funds, which primarily invest in U.S. Treasury Bills.

Thank you very much for your time and attention to this matter and please call me at 212.407.4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner